14313 North May Avenue, Suite 100

Oklahoma City, Oklahoma 73134

August 30, 2012

VIA FACSIMILE AND EDGAR

United States Securities and Exchange Commission

The Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Attn: Karl Hiller, Branch Chief

          Mark Wojciechowski

Re:	Gulfport Energy Corporation

Form 10-K for the Fiscal Year ended December 31, 2011

Filed February 27, 2012

Response letter dated July 25, 2012

File No. 0-19514

Dear Messrs. Hiller and Wojciechowski:

Set forth below are the responses of Gulfport Energy Corporation, a Delaware corporation (the “Company”), to the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated August 16, 2012 with respect to Form 10-K for the fiscal year ended December 31, 2011 filed February 27, 2012 (the “Form 10-K”).

For your convenience, we have set forth below each Staff comment followed by the Company’s response. Caption references and page numbers refer to the captions and pages contained in the Form 10-K or Form 10-Q, as applicable, unless otherwise indicated.

Form 10-K for the Fiscal Year ended December 31, 2011

General

1.	If you believe that you are able to resolve the disclosure concerns outlined in this letter and our prior letter without filing an amendment to your annual report on Form 10-K and would prefer to limit compliance to future filings, please clarify whether you would initially provide the disclosures in a current report on Form 8-K or your third quarter report on Form 10-Q. We do not expect that waiting an additional six months until you file your next annual report would be a sufficiently timely manner of resolution.

United States Securities and Exchange Commission

August 30, 2012

Response: The Company intends to provide the disclosure responsive to the Staff’s comments 2, 3 and 4 included in each of the Staff’s comment letters in the Company’s third quarter report on Form 10-Q.

Financial Statements

Note 18—Contingencies, page F-28

2.	We understand from your response to prior comment two that you believe the probability of loss for each of the three specific litigation matters identified in your disclosure is remote. However, your disclosure revision does not clarify your view on the likelihood of loss for the other litigation matters.

Your disclosure stating that “the ultimate resolution of these matters is not expected to have a material adverse effect on the Company’s financial condition or results of operations for the periods presented in the consolidated financial statements” appears to be concerned only with the historical periods that are covered by this fling [sic], rather than your exposure to future loss. Please further expand your disclosure to clarify whether your expectation for a material adverse effect as described corresponds to an assessment of remote and whether this assessment is applicable to all future periods when the effects of resolving such matters will be reported in your financial statements.

However, if a material adverse effect on your results of operations, cash flows or financial position is reasonably possible in any future period, please disclose details of the litigation and your estimate of the amount or range of reasonably possible loss, or state that such an estimate cannot be made if true.

Response: The Company believes that the ultimate resolution of the other litigation matters is not expected to have a material adverse effect on the Company’s financial condition or results of operations for the periods presented in the consolidated financial statements or for future periods, and will revise its disclosure accordingly.

Note 20—Supplemental Information on Oil and Gas Exploration and Production Activities, page F-31

Oil and Natural Gas Reserves (Unaudited), page F-33

3.	In response to prior comment three, you explain that a portion of the negative revision in proved reserves was attributable to “ ...the drilling of PUDs during 2011. Since these wells produced throughout 2011, there were less proved reserves attributable to these wells as of December 31, 2011.”

United States Securities and Exchange Commission

August 30, 2012

Please submit the disclosures that you propose to address the following points:

•	Explain the drilling results sufficiently to understand why the drilling of PUD locations has resulted in an overall decrease in proved reserves, and

•	Explain why the production associated with these wells would appear as a revision rather than be included in the ‘Current production’ line of the corresponding table as suggested in your reply.

Response: With respect to the drilling of PUD locations, the Company intends to disclose that approximately 41% of the downward revisions in its 2011 reserves was attributable to the drilling of PUDs during 2011. More specifically, this downward revision was primarily the result of one PUD well proving to be nonproductive and certain other PUD wells not having as many productive intervals as had been estimated in the Company’s 2010 year-end report based on the Company’s historical experience.

In response to the second bullet point above, the Company advises the Staff that the production associated with these wells did not appear as a revision in the Form 10-K and the Company did not intend for its prior response to suggest that it did.

4.	We note that total negative revisions of prior year estimates in proved reserves for the year ended December 31, 2011 was approximately 4,991 BOE. Your response to prior comment three provides an explanation for approximately 2,446 BOE, or roughly 49% of the amount. Please submit the disclosures that you propose to explain the reasons for the balance of the revisions which resulted in this decrease in reserves.

Response: In response to the Staff’s comment, the Company intends to disclose that the balance of the downward revisions in 2011 was primarily attributable to changes in booking methodologies used by the Company’s new petroleum engineers in its East Hackberry and Permian Basin fields and well performance in one prospect area in the Permian Basin.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities and Exchange Commission

August 30, 2012

If you have any questions with respect to the foregoing, please do not hesitate to call me at (405) 242-4408 or Seth Molay of Akin Gump Strauss Hauer & Feld LLP at (214) 969-4780.

Sincerely,

/s/ Michael G. Moore
Michael G. Moore Vice President and Chief Financial Officer

cc:	Seth R. Molay, P.C.